Exhibit 99.1

Ballard and Siemens Sign $9M Multi-Year Development Agreement For Fuel Cell Engine to Power Cutting-Edge Mireo Commuter Train

VANCOUVER and MUNICH, Germany, Nov. 14, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has signed a Development Agreement with Siemens AG ("Siemens"; www.siemens.com) for the development of a zero-emission fuel cell engine to power Siemens' Mireo light rail train. The Development Agreement has a contemplated value of approximately $9.0 million to Ballard.

Under the terms of the Development Agreement, Ballard will develop a 200 kilowatt fuel cell engine for integration into Siemens' new Mireo train platform. Mireo is a modular commuter train platform designed for speeds of up to 160 kilometers per hour (100 miles per hour). Thanks to lightweight design, energy-efficient components and intelligent onboard network management, the Mireo will consume up to 25% less energy than trains with similar passenger capacity. Initial deployments of the fuel cell-powered Mireo train are planned for 2021.

Sabrina Soussan, CEO of the Mobility Division at Siemens said, "Our cooperation with Ballard is a decisive step towards replacing diesel-powered rail vehicles with emissions-free vehicles in the long term interests of sustainable and climate-friendly mobility. We want to be able to offer our customers flexible train solutions for various suburban routes, which vary according to regional conditions and technical possibilities."

Randy MacEwen, Ballard President and CEO added, "We are seeing rapid market demand growing for clean energy fuel cell technology in a range of Heavy Duty Motive applications, including trains, trams, transit buses and commercial trucks. This Development Agreement with Siemens, a major industrial conglomerate and leading global train OEM, is a testament to the overall value proposition offered by Ballard's fuel cell technology in a demanding use case and duty cycle. In this application, fuel cells enable electrification with range, without the need for costly catenary wire infrastructure."

Siemens is the largest industrial manufacturing company in Europe, headquartered in Munich, Germany and with offices around the globe. Siemens has more than 350,000 employees worldwide and the Company generated revenue in excess of €79 billion (USD$94 billion) in 2016.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product development efforts, market adoption and demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 14-NOV-17